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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                           UNIFAB International, Inc.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                   90467L 20 9
                                 (CUSIP Number)

                                William A. Hines
             3636 N. Causeway, Suite 300, Metairie, Louisiana 70002
                                  504-837-5766
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    Copy to:
    ------------------------------------------------------------------------
                               Virginia Boulet, Esq.
                                Adams and Reese LLP
                               4500 One Shell Square
                           New Orleans, Louisiana 70139
                                  (504) 581-3234

    ------------------------------------------------------------------------

                                  July 24, 1998
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [_]

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

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
CUSIP No. 90467L 20 9               13D
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1.       Names of Reporting Person.
         I.R.S. Identification Nos. of above person (entities only).

         William A. Hines
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2.       Check the Appropriate Box if a Member of a Group                                    (a) [ ]
                                                                                             (b) [x]
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3.       SEC Use Only

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4.       Source of Funds
         SC
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5.       Check if Disclosure of Legal Proceedings Is Required Pursuant
         to Items 2(d) or 2(e)                                                                   [_]
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6.       Citizenship or Place of Organization
         United States
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Number of                                                                       7.       Sole Voting Power
Shares                                                                                   700,000
Beneficially                                                                    -------------------------------------------------
Owned by                                                                        8.       Shared Voting Power
Each                                                                                      0
Reporting                                                                       -------------------------------------------------
Person                                                                          9.       Sole Dispositive Power
With                                                                                     700,000
                                                                                -------------------------------------------------
                                                                                10.      Shared Dispositive Power
                                                                                          0
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11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         700,000
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12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares                       [_]

---------------------------------------------------------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)

         11.7%
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14.      Type of Reporting Person
         IN
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
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ITEM 1.   SECURITY AND ISSUER.

          This statement on Schedule 13D relates to the common stock, par value $0.01 per share (the "Common Stock"), of UNIFAB International, Inc. (the "Company"). The principal executive offices of the Company are located at 5007 Port Rd. New Iberia, LA 70562.

ITEM 2.   IDENTITY AND BACKGROUND

(a)       This Schedule 13D is being filed by William A. Hines.

(b) The business address of Mr. Hines is 3636 N. Causeway Blvd., Suite 300, Metairie, LA. 70002.

(c)       Mr. Hines is a Director of the Company.

(d) & (e) Mr. Hines had not, during five years prior to July 24, 1998, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws on finding any violation with respect to such laws.

(f)       United States

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS

          In July 1998, the Company acquired all the capital stock of Allen Tank, Inc. ("Allen Tank") and LATOKA USA Inc. ("LATOKA") by means of mergers of those corporations with subsidiaries of the Company. Mr. Hines, who became a director of the Company in satisfaction of a condition to the completion of the acquisitions, was a director and an executive officer of Allen Tank and LATOKA and owned 70% of the capital stock of Allen Tank and approximately 89% of the capital stock of LATOKA.

          In exchange for his Allen Tank shares, Mr. Hines obtained a total of 630,000 shares of Company Common Stock. In exchange for his shares of LATOKA, Mr. Hines received 70,000 shares of Company Common Stock. The consideration the Company paid for the outstanding shares of Allen Tank and LATOKA was determined by the Company and the shareholders of Allen Tank and LATOKA in arm's length negotiations.

ITEM 4.   PURPOSE OF TRANSACTION

          Mr. Hines acquired the securities herein reported in consideration for the exchange of other business interests in a merger and for investment purposes. As of the date of the event which required filing this statement, July 24, 1998, Mr. Hines had no plans or proposals which related to or would have resulted in: (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company; (c) a sale or transfer of a material amount of assets of the Company; (d) any change in the present board of directors or management of the issuer, including any plans or proposals to change the number of term directors or to fill an existing vacancy on the board; (e)any material change in the present capitalization or dividend policy of the Company; (f) any other material change to the Company's business or corporate structure; (g) changes in the Company's charter or bylaws or other actions which may impede the acquisition of control of the Company by any person; (h) the Common Stock or any other class of securities of the Company to be de-listed from the New York Stock Exchange; (i) the

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Common Stock or any other class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

(a) As of July 24, 1998, the Company had approximately 5,980,013 outstanding shares of Common Stock. Mr. Hines beneficially owned 700,000 shares of Common stock, representing approximately 11.7% of the outstanding shares of Common Stock.

(b) Mr. Hines had the sole power to vote or to direct the vote of and sole power to dispose or direct the disposition of 700,000 shares of the Common Stock that he was deemed to beneficially own as indicated above.

(c) Except as provided herein, in the 60 days prior to July 24, 1998, Mr. Hines effected no transactions in the securities of the Company.

(d)       Not applicable.

(e)       Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          In consideration of the Allen Tank acquisition, Mr. Hines agreed that, during his initial term as a member of the Company's board of directors (which expired in 2000), he would not, without the consent of the Company, sell or dispose of any of his shares of the Company Common Stock except in a registered offering in accordance with his registration rights or by gift to a donee who agreed to be bound by the same restrictions. Mr. Hines received registration rights pursuant to the terms of the merger agreements included as Exhibits to this Schedule 13D.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

Exhibit A Agreement and Plan of Merger among UNIFAB International, Inc. ATI
          Acquisition, LLC. and Allen Tank, Inc., Vincent J. Cuevas, Walter L. Hampton, William A. Hines, Allen C. Porter, Jr., and Joseph G. Weisberger dated July 24, 1998.

Exhibit B Agreement and Plan of Merger among UNIFAB International, Inc.,
          LATUSA Acquisition, LLC, and LATOKA, USA, William A. Hines, and Allen Porter, Jr., dated July 24, 1998.

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                                    SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                           Date: March 1, 2005


                                           /s/ William A. Hines
                                           --------------------------------
                                           William A. Hines, Director

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

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